Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

All the companies listed below are included in the company’s consolidated financial statements. Except as otherwise indicated below, the Company has 100% direct or indirect ownership of, and ultimate voting control in, each of these companies. The list is as of December 31, 2007 and excludes subsidiaries which are primarily inactive or taken singly, or as a group, do not constitute significant subsidiaries:

Subsidiary	State or Province of Incorporation	Percentage Owned
Unit Drilling Company	Oklahoma	100%
Unit Petroleum Company	Oklahoma	100%
Superior Pipeline Company, L.L.C.	Oklahoma	100%
Unit Texas Drilling Company LLC	Oklahoma	100% (indirectly)
Leonard Hudson Drilling Company	Texas	100% (indirectly)